Exhibit (a)(5)(C)

Keynote Extends Tender Offer Period

to 12:00 Midnight, Eastern Time, on Friday, May 16, 2003

SAN MATEO, California—May 12, 2003—Keynote Systems, Inc. (Nasdaq: KEYN), today announced that it is extending the tender offer period for its issuer tender offer from 12:00 midnight, Eastern Time, on May 9, 2003, for an additional 5 business days, until 12:00 Midnight, Eastern Time, on May 16, 2003. Accordingly, the tender offer and withdrawal rights will expire at 12:00 Midnight, Eastern Time, on Friday, May 16, 2003, unless Keynote further extends the tender offer.

Keynote commenced the tender offer on March 24, 2003, and is offering to purchase 7.5 million shares of its common stock at a purchase price of $9.50 per share, net to the seller in cash, without interest. At the close of business on May 9, 2003, approximately 5.7 million shares of Keynote common stock had been validly tendered and not withdrawn pursuant to the tender offer. All terms and conditions of the tender offer are described in the Offer to Purchase and the related materials previously provided to stockholders and continue to apply to the tender offer as extended. Copies of these materials may be obtained for free by contacting MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885. Stockholders are encouraged to read these material carefully as they contain important information.

In addition, during the tender offer period, Keynote’s management had preliminary discussions with a third party concerning a potential acquisition of the Company. These discussions have terminated. Given the extension of the Company’s tender offer, the Company has departed from its policy of not announcing or commenting on potential acquisition transactions. The Company intends to adhere to this policy in the future and does not intend to update these statements, whether or not discussions resume with this third party or commence with other parties.

The Company’s tender offer is subject to the conditions that are described in Section 6 of the Offer to Purchase. Stockholders may withdraw shares previously tendered, at any time before 12:00 Midnight, Eastern Time, on May 16, 2003, by delivering a written notice of withdrawal to the Depositary for the offer, as described more particularly in the Offer to Purchase.

About Keynote

Keynote Systems, Inc. (Nasdaq “KEYN”), The Internet Performance Authority®, is the global leader in Internet performance management and testing services that improve the quality of e-business. Keynote’s services enable corporate enterprises to benchmark, diagnose, test and manage their e-business systems both inside and outside the firewall. Approximately 2,300 corporate IT departments and 16,000 individual subscribers rely on the Company’s easy-to-use and cost-effective services to optimize revenue and reduce downtime costs without requiring additional complex and costly software implementations.

Keynote Systems, Inc. was founded in 1995 and is headquartered in San Mateo, California. The company can be reached at www.keynote.com or by phone in the U.S. at 650-403-2400.

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© 2003 Keynote Systems, Inc. Keynote is a registered trademark of Keynote Systems, Inc.